Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

PETCO Animal Supplies, Inc.:

We consent to the use of our report dated March 8, 2004, with respect to the consolidated balance sheets of PETCO Animal Supplies, Inc. as of February 1, 2003 and January 31, 2004, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2004, incorporated herein by reference.

Our report refers to a change in the Company’s method of accounting for vendor consideration in 2003, accounting for gains and losses from the extinguishment of debt in 2003, and accounting for goodwill in 2002.

/s/ KPMG LLP

San Diego, California

January 10, 2005